SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CORPORATE EVENTS CALENDAR
Corporate Name	Centrais Elétricas Brasileiras S.A. - Eletrobrás
Home Office address	Av. Presidente Vargas, 409 – 13º andar
Website	www.eletrobras.com.br
Investor Relations Director	Name: Astrogildo Fraguglia Quental E-mail: df@eletrobras.com Telephone: (21) 2514 6431 Fax: (21) 2514-5714
Investor Relations Officer	Nome: Arlindo Soares Castanheira E-mail: arlindo @eletrobras.com.br Telephone: 21 2514 6331 Fax: 21 2514 5964
Newspapers where the shareholding acts are published	O Globo – RJ / Correio Braziliense – DF / Valor Econômico – SP / Jornal do Commércio – RJ / Gazeta Mercantil - SP

Annual Financial Statements and Consolidated Financial Statements, for the year ended December 31, 2008.
EVENT	DATE
Availability to Shareholders	27.03.09
Publication	10.04.09
Disclosure in the website of CVM/BOVESPA	27.03.09

Standardized Financial Statements – DFP, for the year ended December 31, 2008.
EVENT	DATE
Disclosure in the website of CVM/BOVESPA	27.03.09

Annual Information – IAN, for the year ended December 31, 2008.
EVENT	DATE
Disclosure in the website of CVM/BOVESPA	25.05.09

ITR – Quarterly Information
EVENT	DATE
Disclosure in the website of CVM/BOVESPA
Regarding 1° Quarter	15.05.2009
Regarding 2° Quarter	18.08.2009
Regarding 3° Quarter	13.11.2009

Ordinary Stock Meeting
EVENT	DATE
Disclosure of the Announcement to Shareholders in the website of CVM/BOVESPA relating to administration proposal	30.03.09
Publication of the Announcement to Shareholders – Ordinary Stock Meeting	31.03.09
Ordinary Stock Meeting	30.04.09
Disclosure of the main deliberations of the Ordinary Stock Meeting in the website of CVM/BOVESPA	30.04.09
Disclosure of the Ordinary Stock Meeting minute to the website to CVM/BOVESPA	08.05.09

Extraordinary Stock Meeting – there are no meetings scheduled

Public meeting with analysts
EVENT	DATE
Public meeting with analysts (Apimec Rio)	31.03.09
Public meeting with analysts (Apimec São Paulo)	01.04.09
Public meeting with analysts (Apimec Brasília)	02.04.09
Public meeting with analysts (Apimec Belo Horizonte)	03.04.09
Public meeting with analysts (Apimec Fortaleza)	06.04.09
Public meeting with analysts (Apimec Florianópolis)	07.04.09
Public meeting with analysts (Apimec Porto Alegre)	08.04.09

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Public meeting with analysts (Apimec Rio)	25.08.2009
Public meeting with analysts (Apimec São Paulo)	26.08.2009

Conference Call
EVENT	DATE
Conference Call at 10:00 am (presentation of the financial statements - December 2008). The access number will be announced through the site and specific Announcement	30.03.09
Conference Call at 15:00 am (presentation of the financial statements – June 2009). The access number will be announced through the site and specific Announcement	20.08.09
Conference Call at 11:00 am (presentation of the financial statements – September 2009). The access number will be announced through the site and specific Announcement	16.11.09

Board of Directors meetings already scheduled
EVENT	DATE
Board of Directors meeting (to deliberate the Strategic Action Program of the Eletrobrás System 2009-2012 - PAE 2009-2012)	26.02.09
Disclosure of the Main deliberations of the Board of Directors meeting – held at this date – in the website of CVM/ BOVESPA	26.02.09
Disclosure of the Board of Directors meeting minute in the website of CVM/BOVESPA	16.03.09
Board of Directors meeting (to deliberate the Strategic Action Program of the Eletrobrás System 2009-2012 - PAE 2009-2012)	13.03.09
Disclosure of the Main deliberations of the Board of Directors meeting – held at this date – in the website of CVM/ BOVESPA	13.03.09
Disclosure of the Board of Directors meeting minute in the website of CVM/BOVESPA	30.03.09
Board of Directors meeting (to deliberate the financial statements and results destination)	27.03.09
Disclosure of the Main deliberations of the Board of Directors meeting – held at this date – in the website of CVM/ BOVESPA	27.03.09
Disclosure of the Board of Directors meeting minute in the website of CVM/BOVESPA	15.04.09

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.